UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INTERMUNE, INC.
(Name of Subject Company)

ROCHE HOLDINGS, INC. KLEE ACQUISITION CORPORATION
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
45884X103
(Cusip Number of Class of Securities)

Frederick C. Kentz III Roche Holdings, Inc. 1 DNA, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 (“Amendment No. 4”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on August 29, 2014 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Klee Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”).  This Amendment No. 4 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InterMune, Inc., a Delaware corporation, at a purchase price of $74.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The expiration date of the Offer was at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014.

Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on September 26, 2014 (the “Expiration Date”). Citibank, N.A. (the “Depositary”) has advised that, as of 12:00 midnight, New York City time, at the end of the day on September 26, 2014, 96,362,877 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 79.42% of the outstanding Shares on a fully diluted basis as of the Expiration Date.  In addition, Notices of Guaranteed Delivery had been delivered for 8,633,836 Shares, representing approximately 7.12% of the outstanding Shares on a fully diluted basis as of the Expiration Date. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on September 29, 2014, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of InterMune by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of InterMune in accordance with Section 251(h) of the DGCL.  At the Effective Time, Purchaser was merged with and into InterMune, with InterMune continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by InterMune or any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes.  The Shares will no longer be listed on the NASDAQ Global Select Market.

On September 29, 2012, the Company and Roche Holding Ltd, the ultimate parent company of Parent, issued a joint media release relating to the expiration of the Offer and the anticipation of consummating the Merger.  The joint media release is attached as Exhibit (a)(5)(xxi) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(xxi)	Joint Media Release issued by Roche and InterMune, Inc. on September 29, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2014

KLEE ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 29, 2014.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on August 29, 2014.

(a)(5)(i)
Joint Media Release issued by Roche and InterMune on August 24, 2014 (incorporated by reference to
Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ii)
Key Messages and Q&A dated August 24, 2014 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iii)
Letter sent to Roche employees dated August 24, 2014 (incorporated by reference to Exhibit 99.3 of the first
Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on
August 25, 2014).

(a)(5)(iv)
Letter sent to InterMune employees dated August 24, 2014 (incorporated by reference to Exhibit 99.4 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(v)
Email sent to Genentech employees from Ian Clark, Head North America, CEO of Genentech, dated August 24, 2014 (incorporated by reference to Exhibit 99.5 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vi)
Email sent to Roche European Union employees from Jennifer Cooke, Head of Pharma Region Europe, dated August 24, 2014 (incorporated by reference to Exhibit 99.6 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vii)
Presentation used for investor relations conference call dated August 25, 2014 (incorporated by reference to Exhibit 99.1 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(viii)
Presentation used for InterMune E.U. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.2 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ix)
Presentation used for InterMune U.S. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.3 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(x)
Email sent by Ian Clark, Head North America, CEO of Genentech, to InterMune U.S. commercial employees dated August 25, 2014 (incorporated by reference to Exhibit 99.4 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(xi)
InterMune, Inc. Current Report on Form 8-K dated August 22, 2014 (incorporated by reference to the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(a)(5)(xii)
Plaintiff’s original complaint filed by Kimberly Walters, individually and on behalf of all others similarly situated, on August 20, 2014, in the Superior Court of California, San Mateo County, CIV 530186.

Exhibit No.	Description

(a)(5)(xiii)	Press Release issued by Roche Holdings, Inc. dated August 29, 2014.

(a)(5)(xiv)
Plaintiff’s original complaint filed by Alondra Meraz, individually and on behalf of all others similarly situated, on September 4, 2014, in the Superior Court of California, San Mateo County, CIV 530275.

(a)(5)(xv)
Plaintiff’s original complaint filed by Shaun McCracken, on behalf of himself and all others similarly situated, on September 4, 2014, in the Court of Chancery of the State of Delaware, Case No. 10086-VCN.

(a)(5)(xvi)
Plaintiff’s original complaint filed by Samuel A. Corabi, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530290.

(a)(5)(xvii)
Plaintiff’s original complaint filed by Glenn P. Wagner, on behalf of himself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10098.

(a)(5)(xviii)	Plaintiff’s original complaint filed by Philip Paul, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530304.

(a)(5)(xix)	Plaintiff’s original complaint filed by Janina Miller, on behalf of herself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10096.

(a)(5)(xx)
Plaintiff’s original complaint filed by Anita Tevanian, individually and on behalf of all others similarly situated, on September 15, 2014, in the Superior Court of California, San Mateo County, CIV 530431.

(a)(5)(xxi)*	Joint Media Release issued by Roche and InterMune, Inc. on September 29, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Inc., Roche Holdings, Inc. and Klee Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(d)(2)	Confidentiality Agreement, dated as of August 5, 2014, between Roche Holdings, Inc. and InterMune, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith